ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2015
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2014 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Annual Information Form dated March 30, 2015 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 9, 2015. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified. All references to "common shares" mean common shares in the capital stock of the Company.

Due to rounding, some of the totals in the tables in this MD&A may not sum exactly.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company's wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person ("QP") as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), has approved the technical disclosure in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in the United States and Mongolia. Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company's common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company's common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in the United States, Mongolia, Australia and Peru. Our two principal assets are our Ann Mason project in Nevada (the "Ann Mason Project") and our interest in the Lookout Hill property in Mongolia.

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host Measured and Indicated (Ann Mason) and Inferred mineral resources. The Company reported the results of the Ann Mason deposit updated Preliminary Economic Assessment ("2015 PEA") on September 9, 2015.

The Lookout Hill property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Although underground development pre-start activities are underway, first development production from Lift 1 is not expected until after 2020. A second lift ("Lift

(In United States dollars unless stated otherwise)

2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The following is an overview of our two principal assets.

UNITED STATES – ANN MASON

One of Entrée's principal assets is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the Bureau of Land Management ("BLM"), and title to 33 patented lode claims. Together, these cover an area of approximately 12,735 hectares (31,468 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag"). The Roulette, Blackjack, Shamrock and Ann South properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota, Shamrock copper skarn targets. Unless otherwise described below, Entrée has, or has an option to acquire, a 100% interest in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims (formerly part of the Blackjack property) are subject to a mining lease and option to purchase agreement (the "MLOPA") with two individuals. The MLOPA provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 until the commencement of sustained commercial production. The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement with a third party whereby Entrée may acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries of the agreement ($100,000 paid to date); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims are subject to a 2% NSR royalty granted to a third party. In addition, 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty.

Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014 and amended on July 13, 2015. In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 common shares of the Company. Entrée may extend the option period to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first (paid), second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.

(In United States dollars unless stated otherwise)

The illustration below depicts the target locations and current land status of the Ann Mason Project.


295,000 mE
300,000 mE
305,000 mE
310,000 mE
4,325,000 mN
4,320,000 mN
4,315,000 mN
4,310,000 mN
N
NEVADA
Reno
ANN MASON
Las Vegas
Minnesota
Blackjack IP
Blackjack Oxide
BLUE HILL DEPOSIT
ANN MASON DEPOSIT
Blue Hill Ann Mason
Roulette
Shamrock
Unpatented Claims
Patented Claims
Approx. Area Subject to Option to Purchase Agreement
Approx. Area Subject to Roulette Option Agreement
Third Party Claims
Exploration Targets
0
3 km
ENTRÉE GOLD INC.
ANN MASON PROJECT
UTM NAD83 Zone 11, November 2, 2015

Updated Preliminary Economic Assessment

On September 9, 2015, the Company announced the results of an updated PEA on the Ann Mason deposit. The Company subsequently filed on October 23, 2015, a technical report titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A." with an effective date of September 9, 2015 ("2015 PEA"). The 2015 PEA was independently prepared by AGP Mining Consultants Inc. ("AGP"), Toronto, Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler"), Vancouver and Porcupine Engineering Services Inc. ("PES"). The following information is summarized, derived or extracted from the 2015 PEA. For a complete description of the assumptions, qualifications and procedures associated with the information in the 2015 PEA, reference should be made to the full text of the 2015 PEA, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2015
(In United States dollars unless stated otherwise)

Key results from the 2015 PEA can be summarized as follows:

- Base Case* pre-tax net present value ("NPV") (7.5% discount rate) of $1,158 million, internal rate of return ("IRR") of 15.8%.

- Base Case* post-tax NPV (7.5% discount rate) of $770 million, IRR of 13.7%.

- Development capital costs of approximately $1.35 billion, including $103 million contingency.

- Pre-production development of three years.

- Mine production for 21 years, followed by four years of reclamation (Life of Mine or "LOM").

- Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (cash cost including tax is $1.74/lb copper) (see Non-U.S. GAAP Performance Measurement below).

- Average LOM all-in sustaining costs ("AISC") (net of by-product sales) pre-tax of $1.57/lb copper (AISC including tax is $1.81/lb copper) (see Non-U.S. GAAP Performance Measurement below).

- Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).

- LOM payable production of approximately:
  - 5.1 billion pounds of copper,
  - 46 million pounds of molybdenum,
  - 0.4 million ounces of gold, and
  - 8.8 million ounces of silver.

- Average annual payable production of approximately:
  - 241 million pounds of copper,
  - 2.2 million pounds of molybdenum,
  - 20,000 ounces of gold, and
  - 421,000 ounces of silver.

- Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).

- LOM average copper recovery of 92%.

- Copper concentrate grading 30% with no penalty elements identified.

*Base Case uses $3.00/lb copper, $11/lb molybdenum, $1,200/oz gold, $20/oz silver.

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following table summarizes the main economic parameters and outputs of the 2015 PEA discounted cash flow.

Table 1. Summary of Ann Mason 2015 PEA key financial outputs.

Cost Category	Unit	Low Case	Base Case	High Case
Operating Costs				
Copper	$/lb	$2.75	**$3.00**	$3.25
Molybdenum	$/lb	$9.00	**$11.00**	$13.00
Silver	$/oz	$15.00	**$22.00**	$26.00
Gold	$/oz	$1,100	**$1,200**	$1,300
Subtotal Operating Costs	**($M)**	**8,671.2**	**8,671.2**	**8,671.2**
Subtotal Capital Costs	**($M)**	**1,542.0**	**1,542.0**	**1,542.0**
Revenue (after smelting, refining, roasting, payables)	($M)	13,840.2	15,285.5	16,730.7
Net Revenue (less Royalties)	($M)	13,787.9	15,227.4	16,666.9
Pre-Tax Net Cash Flow (Revenue-Operating-Capital)	($M)	3,574.7	5,014.2	6,453.7
Post-Tax Net Cash Flow	($M)	2,730.0	3,772.8	4,794.6
Net Present Value (Pre-Tax)				
NPV @ 5%	($M)	1,184	1,937	2,690
NPV @ 7.5%	($M)	591	1,158	1,724
NPV @ 10%	($M)	205	641	1,078
IRR	(%)	11.9	15.8	19.4
Payback Period	Years (Year paid)	8.3 (Yr 9)	6.4 (Yr 7)	5.2 (Yr 6)
Net Present Value (Post-Tax)				
NPV @ 5%	($M)	815	1,379	1,928
NPV @ 7.5%	($M)	339	770	1,189
NPV @ 10%	($M)	30	366	694
IRR	(%)	10.3	13.7	16.8
Payback Period	Years (Year paid)	8.7 (Yr 9)	6.9 (Yr 7)	5.7 (Yr 6)

Mineral Resource Estimate

Entrée contracted Amec Foster Wheeler to prepare an updated mineral resource estimate for the Ann Mason deposit. The current mineral resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 56,268 metres of Entrée drilling in 78 holes (including 40 recent infill drill holes) and approximately 49,000 metres of historical drilling in 116 holes. The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda Company core holes, to allow molybdenum, gold, and silver values to be estimated. At a base case cut-off of 0.20% copper, the deposit is estimated to contain the following mineral resources (Table 2):

- Measured: 412 million tonnes ("Mt") at 0.33% copper, 0.006% molybdenum, 0.03 grams per tonne ("g/t") gold and 0.64 g/t silver.

- Indicated: 988 Mt at 0.31% copper, 0.006% molybdenum, 0.03 g/t gold and 0.66 g/t silver.

- Inferred: 623 Mt at 0.29% copper, 0.007% molybdenum, 0.03 g/t gold and 0.66 g/t silver.

(In United States dollars unless stated otherwise)

Table 2. Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut-off

Classification	Tonnage (Mt)	Grade				Contained Metal			
		Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16

Notes:

Effective date September 9, 2015, Peter Oshust, P.Geo.

1. Mineral resources are reported within a constraining pit shell developed using Whittle™ software. Assumptions include metal prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of $1.09/t + $0.02/bench below 1605 metres, $5.82/t for processing, and $0.30/t for G&A.
2. Assumptions include 100% mining recovery.
3. An external dilution factor was not considered during this mineral resource estimation.
4. Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit ("SMU") was considered.
5. The 0.4% NSR royalty held by Sandstorm Gold Ltd. was not considered during the preparation of the constraining pit.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The July 31, 2012 Blue Hill mineral resource estimate was reproduced in the 2015 PEA. Mineral resources at Blue Hill were estimated by Michael Waldegger, P.Geo. under the supervision of Pierre Desautels, P.Geo. of AGP. The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from 6 core and 24 reverse circulation ("RC") drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda Company and PacMag.

The resource is reported within a LG pit shell, generated by AGP, and is based on Entrée's drilling of 30 RC and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda Company RC and core holes totaling approximately 2,927 metres. A total of 10 holes drilled in 2013 and 2015 were subsequently added to the database. Four of those holes were located in close proximity to the Blue Hill mineral resource but were considered not material to the overall Ann Mason Project; therefore, the Blue Hill mineral resource estimate was not updated for the 2015 PEA.

The following table summarizes the pit-constrained Inferred mineral resource estimate for the Blue Hill deposit (reported separately for oxide, mixed and sulphide copper mineralization):

Table 3. Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)

Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	**0.10**	**72.13**	**0.17**	**277.49**	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:

1. Mineral resources are classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2. Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

The Blue Hill deposit underlies a 900 by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open to the northwest.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant. The original Shivee Tolgoi and Javhlant exploration licences were converted into mining licences by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries "Turquoise Hill") and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

(In United States dollars unless stated otherwise)

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

- The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 23,114 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC. In October 2015, as part of efforts to manage cash reserves, Entrée voluntarily surrendered the westernmost 12,060 hectares of Shivee West, reducing its area from 35,173 hectares.

In February 2013, the Company entered into an equity participation and funding agreement (the "Funding Agreement") with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests, including from the Joint Venture Property, to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

- 25.7% of Entrée's share of gold and silver, and 2.5% of Entrée's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion of the following illustration); and

- 33.8% of Entrée's share of gold and silver, and 2.5% of Entrée's share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of the following illustration).

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220/oz of gold, $5/oz of silver and $0.50/lb of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

(In United States dollars unless stated otherwise)

The illustration below depicts the different areas of Lookout Hill:


106.6°
106.7°
106.8°
106.9°
107°
Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Ulaan Khud
43.1°
Argo & Zone III
Zone 1
SHIVEE WEST
100% Entrée
JOINT VENTURE PROPERTY
Shivee Camp
Shivee Tolgoi Trend
Hugo North Extension Deposit
Khoyor Mod
Oyu Tolgoi Trend
43°
Oyu Tolgoi Mining Licence (OTLLC)
Heruga Deposit
N
LEGEND
Heruga Southwest
Javhlant Mining Licence (15225A)
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
Paved Road
Shivee West - 100% Entrée
Entrée - OTLLC Joint Venture
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
2 November, 2015
WGS 84
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
0
10 km
SCALE
42.9°

Entrée is engaged in ongoing constructive discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto. The discussions to date have focussed on issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently

(In United States dollars unless stated otherwise)

assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto plc (together with its wholly-owned subsidiaries, "Rio Tinto") indirectly took part in a private placement in the Company and became its then largest shareholder. At September 30, 2015, Rio Tinto owned approximately 11.3% of the Company's issued and outstanding shares.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company held by Turquoise Hill. At September 30, 2015, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding common shares, which it acquired pursuant to the Earn-In Agreement. When combined with the common shares of the Company held by Rio Tinto, at September 30, 2015, Rio Tinto beneficially owned approximately 20.7% of the Company's issued and outstanding shares.

Execution of Investment Agreement, Heads of Agreement and Memorandum of Agreement

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's gross domestic product in any given year. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Investment Agreement

specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders' agreement was concurrently executed to establish the Government's 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and the Government of Mongolia appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders' Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a Memorandum of Agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, was suspended. However, Turquoise Hill reported that the feasibility study for expansion of the Oyu Tolgoi mine was ongoing. The commitments from the commercial bank consortium formally expired on September 30, 2014.

On March 18, 2015, Turquoise Hill announced that OTLLC had filed a statutory 2015 Oyu Tolgoi Feasibility Study ("OTFS 2015") with the Mongolian Minerals Council. Turquoise Hill stated that OTFS 2015 is based on the same study as, and is consistent with, the 2014 Oyu Tolgoi Technical Report filed by Turquoise Hill in October 2014. The OTFS 2015 contains two production cases – a Reserve case and a Life of Mine case.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Underground Mine Development and Financing Plan ("Mine Plan") addressing the key outstanding Oyu Tolgoi shareholder issues, including tax matters, a 2% NSR royalty acquired by Turquoise Hill from BHP Billiton in 2003, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing. The Mine Plan resolved a number of issues between the parties including tax matters, the 2% net smelter royalty, sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia.

(In United States dollars unless stated otherwise)

Also on May 18, 2015, Turquoise Hill announced that next steps toward the underground development include on-going discussions with the Government of Mongolia in relation to the underground feasibility study and engagement with international financial institutions, export credit agencies and commercial banks to secure approximately $4 billion in project financing.

On August 27, 2015, Turquoise Hill announced that OTLLC had filed revised schedules for the OTFS 2015 with the Mongolian Minerals Council, which aligned OTFS 2015 with the Mine Plan. Turquoise Hill also stated that:

- an update to the capital estimate will be completed in parallel with other pre-start activities, ahead of final approval of the Oyu Tolgoi project by the Turquoise Hill, Rio Tinto and OTLLC boards;

- the preferred engineering, procurement and construction management ("EPCM") contractor has been engaged to complete some critical path detailed engineering and the re-estimate;

- funding for pre-start activities has been approved, including ramp up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for plant, equipment and materials that are required for project restart as well as necessary critical works that are key enablers for recommencement of lateral development mining activity;

- the funding covers work scheduled to take place before the official 'notice to proceed' is approved, which is expected in early 2016; and

- the intent of pre-start funding is to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. Lateral mining development is targeted to restart in mid-2016.

On September 14, 2015, Turquoise Hill announced that the Government of Mongolia had signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing was a significant milestone in the project financing timeline. Turquoise Hill further stated that it continues to progress the additional steps required to reach signing of project financing which is expected by the end of 2015.

On November 5, 2015, Turquoise Hill announced that in October 2015, the project financing information circular was provided to the banking syndicate allowing for each institution's respective internal consideration and approval.

In addition on October 15, 2015, Turquoise Hill announced that the third quarter 2015 production for Oyu Tolgoi was 56,000 tonnes of copper and 123,000 ounces of gold in concentrates. Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

Investment Agreement and the Mongolian Government

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders' Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12,

(In United States dollars unless stated otherwise)

2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan as further described under "Oyu Tolgoi Development and Funding" above, which provides a pathway forward in addressing outstanding shareholder matters to restart underground development.

Investment Agreement and Entrée

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. However, at the time of negotiation of the Investment Agreement, Entrée was not made a party to the Investment Agreement, and as such does not have any direct rights or benefits under the Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. Entrée is engaged in ongoing constructive discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée's interest in the Joint Venture Property or the royalty rates applicable to Entrée's share of the Joint Venture Property mineralization. No agreements have been finalized.

Joint Venture Property and the Mongolian Government

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint

(In United States dollars unless stated otherwise)

Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

Legislation

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

The State Minerals Policy contemplates the establishment of a "Policy Council" with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy. The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the State Minerals Policy to occur between 2020 and 2025.

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

(In United States dollars unless stated otherwise)

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

Mineral Resource and Reserve Estimates

On April 2, 2013, the Company filed a technical report titled "Technical Report 2013 on the Lookout Hill Property" ("LHTR13"), dated March 28, 2013. Bernard Peters, B.Eng. (Mining), FAusIMM, a QP as defined in NI 43-101, was a QP in LHTR13 and was responsible for the overall report preparation and mineral reserves. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Lookout Hill property, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

Hugo North Extension Indicated mineral resources were used to report Probable mineral reserves in LHTR13. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred mineral resources do not become included in the mineral reserve estimate, copper and gold grades of Inferred mineral resources within the block cave shell were set to zero and, as such, this material was assumed to be dilution. The block cave shell was defined by a $15/t NSR. Entrée's Probable mineral reserve on the Hugo North Extension portion of the Hugo Dummett deposit is the economically mineable portion of the mineral resources.

Table 4 shows the underground mineral reserves for Lift 1 of the Hugo North Extension deposit as reported in LHTR13. Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.

Table 4. LHTR13 Entrée-OTLLC Joint Venture Mineral Reserve, March 25, 2013

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (koz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	31	95.21	1.73	0.62	3.74	1,090	521	3,229

Notes:

- Entrée has a 20% interest in the reported mineral reserve.
- Metal prices used for calculating the Hugo North Extension underground NSR for mine planning are copper $2.81/lb; gold $970/oz; and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- For the underground block cave, all material within the shell has been converted to mineral reserve. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.
- Only Indicated resources were used to report Probable reserves.
- Metal prices used for calculating the financial analysis are as follows: long term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from initial prices to the long term average over five years.
- The mineral reserves are not additive to the mineral resources.

In October 2014, Turquoise Hill filed its 2014 Oyu Tolgoi Technical Report ("2014 OTTR"). 2014 OTTR updates the reserve case for OTLLC's Southern Oyu Tolgoi ("SOT") open pit as well as Lift 1 of Hugo North, including the Hugo North Extension deposit. The 2014 OTTR is based on technical, production and cost information contained in the 2014

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2015
(In United States dollars unless stated otherwise)

Oyu Tolgoi Feasibility Study ("OTFS14"), which was finalized and presented to the board of directors of OTLLC in September 2014.

The Probable mineral reserve reported in 2014 OTTR for Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit totals 35 Mt grading 1.59% copper and 0.55 g/t gold. The effective date of the reserve is September 20, 2014. The reserve was prepared for Turquoise Hill by Bernard Peters, B. Eng. (Mining), FAusIMM. Mr. Peters is also the QP who was responsible for the overall preparation of LHTR13. While the Company has reviewed the work and agrees with its results, it does not consider the changes to the Hugo North Extension deposit reserve and the mineral resources reported in 2014 OTTR to be material.

A comparison of the mineral reserve presented in LHTR13 to the mineral reserve presented in 2014 OTTR is summarized in Table 5 below. While there were changes in costs and revenue assumptions in 2014 OTTR, the similarity of the underlying resource block model has produced a revised mineral reserve that is similar to that of LHTR13.

Mineral reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.

Table 5. Entrée-OTLLC Joint Venture Mineral Reserve Comparison

Probable (Hugo North Extension - EJV)	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal		
					Cu (Mlb)	Au (koz)	Ag (koz)
2014 OTTR	35	1.59	0.55	3.72	1,121	519	3,591
LHTR13	31	1.73	0.62	3.74	1,090	521	3,229
Difference	4	-0.14	-0.07	-0.02	31	-2	361
% Difference	11.7%	-8.1%	-11.3%	-0.6%	2.8%	-0.4%	11.2%

Notes:

- LHTR13 mineral reserve estimate has the effective date March 25, 2013.
- 2014 OTTR mineral reserve estimate has the effective date September 20, 2014.
- Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.
- In 2014 OTTR, metal prices used for calculating the Hugo North Extension underground NSR for mine planning are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserves work. The analysis indicates that the mineral reserves are still valid at these metal prices.
- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. In both cases, this includes mineral resources below the resource cut-off grade. In both cases it also includes Inferred mineral resources, which have been assigned zero grades and treated as dilution.
- In 2014 OTTR, Measured and Indicated mineral resources were used to report Probable mineral reserves for Hugo North Extension. No Measured mineral resource was included in the resource estimate in LHTR13.
- In 2014 OTTR, metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. Metal prices are assumed to fall from initial prices to the long-term average over five years.
- The mineral reserves reported above are not additive to the mineral resources.

The reserve case discussed in LHTR13 and updated in 2014 OTTR, using Proven and Probable mineral reserves, sets out the likely path of initial mine development and includes nine open pit stages at SOT and the initial underground block cave (Lift 1) at Hugo North (including the Entrée-OTLLC Joint Venture's Hugo North Extension). The reserve case assumes the processing of 1.5 billion tonnes of ore over a 41 year period at 100 thousand tonnes per day ("ktpd") from the Hugo North (including Hugo North Extension) and SOT deposits (Table 6). Plans for the further development of Lift 1 are at the feasibility stage.

In August 2013, Turquoise Hill reported that development of the underground mine was suspended to allow matters between OTLLC, Turquoise Hill, Rio Tinto and the Government of Mongolia to be resolved. This delay has in turn postponed the timing of decisions relating to any expansions of the underground operations. The 2014 OTTR production estimates assumed early works recommenced in the third quarter of 2014. This has yet to occur. On October 15, 2015, Turquoise Hill stated that it expects the decision for underground construction in early Q2 of 2016.

Table 6. Entrée-OTLLC Joint Venture Summary Production and Financial Results

Description	Units	LHTR13 Reserve Case	2014 OTTR Reserve Case
Total Mineral Reserve Inventory (entire Lift 1 and SOT)			
Production Rate (average)	Mtpa	36.5	36.5
Total Processed – OTLLC & Joint Venture	billion t	1.5	1.5
Metal Prices			
Copper	$/lb	2.87	3.08
Gold	$/oz	1,350	1,304
Silver	$/oz	23.50	21.46
Entrée-OTLLC Joint Venture Property Results			
Processed	Mt	31	35
NSR	US$/t	95.21	99.69
Cu Grade	%	1.73	1.59
Au Grade	g/t	0.62	0.55
Ag Grade	g/t	3.74	3.72
Copper Recovered	billion lb	1.1	1.1
Gold Recovered	Moz	0.5	0.5
Silver Recovered	Moz	3.2	3.6
NPV8% After Tax (long-term prices) (Entrée's 20% interest only)	US$M	110	102

Notes:

- Entrée has a 20% interest in Entrée-OTLLC Joint Venture Property mineralization. Unless otherwise noted above, results are for the entire Entrée-OTLLC Joint Venture.

- LHTR13 metal prices used for calculating the financial analysis are as follows: long-term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. 2014 OTTR metal prices used for calculating the financial analysis are as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- In LHTR13, for mine planning the metal prices used to calculate block model NSR were copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz. The NSR shown above for 2014 OTTR was calculated by Entrée from the OTFS14 financial model, using the following metal prices: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

- Underground (including some mining costs) costs used to determine cut-off grades are based on $15.34/t in LHTR13 and $15.00/t in 2014 OTTR.

- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

(In United States dollars unless stated otherwise)

- In 2014 OTTR, for Hugo North Extension, Measured and Indicated mineral resources were used to report Probable mineral reserves. In LHTR13, no Measured mineral resources were reported.
- The mineral reserves reported above are not additive to the mineral resources.
- The LHTR13 economic analysis has been calculated from the start of 2012. In 2014 OTTR, economic analysis has been calculated from the start of 2015 and excludes 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre- payments, forex adjustments, or exploration phase expenditure.
- Entrée's after tax NPV8% shown above for 2014 OTTR was calculated by Entrée using the OTFS14 financial model.

The Hugo North Extension NSR (Table 6 above) is the highest NSR for all the deposits at Oyu Tolgoi. The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas in the Oyu Tolgoi project.

Using the OTFS14 financial model, the Company calculated that the impact on Entrée's after tax NPV8% from the 2014 OTTR would be an approximate decrease of $8 million from $110 million reported in LHTR13 to $102 million. This is mainly due to a development delay on the Hugo North (including Hugo North Extension) block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

The Hugo North (including Hugo North Extension) block cave is scheduled to commence in 2019 with Lift 1 Entrée-OTLLC Joint Venture development scheduled to start in 2020 (previously 2019). Entrée-OTLLC Joint Venture cave production is scheduled to commence in 2025 (previously 2023). Peak production from Hugo North Extension would be reached in 2030 with an estimated production of 8.3 Mt at 1.82% copper and 0.69 g/t gold. Production from Lift 1 at Hugo North Extension is estimated to last until approximately 2033. While underground development pre-start activities are ongoing at Oyu Tolgoi the timing of development and production is subject to change.

Capital costs (excluding sustaining) for development of the entire Hugo North (including Hugo North Extension) underground block cave are estimated at $4.9 billion. Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products.

A significant portion of the mineralization on the Joint Venture Property has not been included in the mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

The following Table 7 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reported in LHTR13. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010 and is based on drilling completed to June 21, 2009.

(In United States dollars unless stated otherwise)

Table 7. Entrée-OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)

Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit						
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit						
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67

Deposit	Contained Metal				
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit					
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4	5,810
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0	3,230
Heruga Deposit					
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444	26,850

Notes:

- Entrée has a 20% interest in mineralization extracted from the Hugo North Extension and Heruga deposits.
- CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
- The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée has reviewed the resource estimate presented in 2014 OTTR, and while the Company agrees with its conclusions, it does not consider the changes to the resource estimate for the Joint Venture Property reported in 2014 OTTR to be material.

The base case cut-off grade of 0.37% copper equivalent ("CuEq") remains the same as in the LHTR13. The resource model has been updated for the Hugo North Extension deposit but remains the same as reported previously for Heruga. The formula used to calculate copper equivalency has been updated in 2014 for each deposit.

Comparisons of the LHTR13 and 2014 OTTR mineral resources for the Hugo North Extension and Heruga deposits are shown in Table 8 and Table 9, respectively, below.

The Hugo North Extension Indicated and Measured mineral resource estimate in 2014 OTTR is very similar to the LHTR13 Indicated mineral resource estimate, with a 2% reduction in tonnage and CuEq metal in 2014 OTTR. In contrast, the 2014 OTTR Hugo North Extension Inferred mineral resource has increased in estimated tonnage by 34% (45 Mt) from the LHTR13 estimate, with a 6% increase in copper grade and a 36% increase in gold grade, resulting in a 46% increase in CuEq metal in 2014 OTTR. The 2014 OTTR CuEq formula for Hugo North Extension accounts for a negligible drop in the overall (Measured, Indicated, and Inferred) resource tonnage (<0.1%) and CuEq metal (0.25%) relative to the LHTR13 mineral resource estimate.

The Heruga resource model has not changed; however, in 2014 OTTR, grades and tonnage have been revised as a result of changes to the CuEq calculation and resultant changes to blocks selected above the CuEq cut-off grade. Revisions to the 2014 OTTR CuEq formula have had a more pronounced effect on the Heruga mineral resource estimate, with a 7% (124 Mt) drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in CuEq metal relative to LHTR13.

Table 8. Hugo North Extension Mineral Resources Comparison (0.37% CuEq cut-off)

| Classification | Tonnage (Mt) | Cu (%) | Au (g/t) | Ag (g/t) | Mo (ppm) | CuEq (%) | Contained Metal | | | | |
							Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
2014 OTTR											
Measured	1.2	1.38	0.12	2.77	38.4	1.47	36	4	105	0.1	38
Indicated	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	9.5	5,633
Measured + Indicated	129	1.65	0.55	4.11	33.7	1.99	4,698	2,276	17,091	9.6	5,670
Inferred	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10	4,730
LHTR13											
Measured	–	–	–	–	–	–	–	–	–	–	–
Indicated	132	1.65	0.55	4.09	35.7	2.00	4,800	2,320	17,400	10	5,810
Measured + Indicated	132	1.65	0.55	4.09	35.7	2.00	4,800	2,320	17,400	10	5,810
Inferred	134	0.93	0.25	2.44	23.6	1.09	2,760	1,080	10,500	7.0	3,230

Notes:

- Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.
- LHTR13:
  - CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
  - The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- 2014 OTTR:
  - Effective date for the mineral resources for Hugo North Extension is 28 March 2014.
  - The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.
  - CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold and $20.37/oz for silver).
    - HNE CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)
- The contained copper, gold, silver and molybdenum in the table have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- The mineral reserves are not additive to the mineral resources.

(In United States dollars unless stated otherwise)

Table 9. Heruga Mineral Resource Comparison (0.37% CuEq cut-off)

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal				
							Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
2014 OTTR											
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061
LHTR13											
Inferred	1,824	0.38	0.36	1.35	110.4	0.67	15,190	21,200	79,400	444	26,850

Notes:

- Entrée has a 20% interest in mineralization extracted from the Heruga deposit.
- LHTR13:
  - CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
  - The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- 2014 OTTR:
  - Effective date for the mineral resource for Heruga is 30 March 2010.
  - The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.
  - CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
    - Heruga CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)
- The contained copper, gold, silver, and molybdenum in the table have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2015
(In United States dollars unless stated otherwise)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended September 30, 2015	Three Months Ended June 30, 2015	Three Months Ended March 31, 2015	Three Months Ended December 31, 2014
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(148,651)	(3,049,021)	(560,678)	(3,063,814)
Net loss per share, basic and diluted	(0.00)	(0.02)	(0.00)	(0.02)
Working capital [(1)]	24,963,932	27,346,585	29,409,210	32,603,711
Total assets	65,732,586	69,896,179	71,698,495	79,690,498
Total long term liabilities	39,083,522	41,749,164	40,683,596	44,269,904

	Three Months Ended September 30, 2014	Three Months Ended June 30, 2014	Three Months Ended March 31, 2014	Three Months Ended December 31, 2013
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(1,399,598)	(2,925,791)	(1,279,985)	(1,123,962)
Net loss per share, basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)
Working capital [(1)]	38,206,137	41,706,121	43,278,927	46,394,496
Total assets	86,599,411	92,088,906	92,784,050	97,395,105
Total long term liabilities	47,553,279	50,495,938	48,818,885	50,956,860

(1)   Working Capital is defined as Current Assets less Current Liabilities.

For the three months ended September 30, 2015, net loss was $148,651 compared to $1,399,598 in the three months ended September 30, 2014. During the nine months ended September 30, 2015, net loss was $3,758,350 compared to $5,605,374 in the nine months ended September 30, 2014. During the three months ended September 30, 2015, Entrée incurred lower operating expenditures primarily due to lower exploration costs and lower consultancy and advisory fees, partially offset by lower deferred income tax recoveries. As at September 30, 2015, working capital was $24,963,932 compared to $38,206,137 as at September 30, 2014. The decrease in working capital is primarily the result of cash used in operations during the period. As at September 30, 2015, total assets were $65,732,586 compared to $86,599,411 as at September 30, 2014. The decrease in total assets over the prior year is primarily the net effect of a decrease in working capital described above. As at September 30, 2015, total long term liabilities were $39,083,522 compared to $47,553,279 as at September 30, 2014. The decrease in long term liabilities over the prior year is largely due to a decrease in deferred income tax liabilities and decreased deferred revenue resulting from unrealized foreign currency translation gains.

(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Exploration	$ 1,066,201	$ 2,268,197	$ 4,292,868	$ 4,589,668
General and administrative	768,043	844,646	2,508,368	2,968,843
Interest expense	81,263	66,735	210,558	197,120
Loss from equity investee	25,416	29,369	78,386	78,933
Depreciation	10,183	16,277	32,946	51,112
Stock-based compensation	9,402	-	9,402	-
Current income tax expense (recovery)	92	-	135	(133,379)
Consultancy and advisory fees	-	177,194	125,000	696,936
Impairment of mineral property interests	-	552,095	-	552,095
Gain on sale of mineral property interest	-	-	-	(28,096)
Interest income	(15,339)	(79,174)	(87,420)	(259,464)
Deferred income tax recovery	(661,992)	(1,348,919)	(897,169)	(1,792,159)
Foreign exchange gain	(1,134,618)	(1,126,822)	(2,514,724)	(1,316,235)
Net loss	$ 148,651	$ 1,399,598	$ 3,758,350	$ 5,605,374

Exploration expenditures are summarized as follows:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
US	$ 781,891	$ 1,843,940	$ 3,120,600	$ 2,976,645
Mongolia	268,614	364,356	1,074,397	1,313,250
Other	15,696	59,901	97,871	299,773
Total expenditures, cash	$ 1,066,201	$ 2,268,197	$ 4,292,868	$ 4,589,668

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée's core assets. With the recent completion of the updated 2015 PEA, Entrée continues to evaluate the most efficient and effective way of advancing the Ann Mason Project towards pre-feasibility. The infill drill program undertaken between August 2014 and late January 2015 resulted in a new resource estimate for the Ann Mason deposit, with approximately 95% of the mineralization constrained within the ultimate PEA pit ("Phase 5") now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical

(In United States dollars unless stated otherwise)

program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future pre-feasibility study.

From April to July 2013, Entrée completed approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes near Ann Mason and 1,422 metres were drilled in 11 holes at or near Blue Hill. Three of five core holes drilled at the Ann Mason deposit extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. 2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault. Drilling of the underlying Blue Hill sulphide target remains very widely-spaced.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed in 2013 about 500 to 900 metres to the west of the Ann Mason deposit. Holes EG-AM-13-038 and 039 encountered minor, narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. In addition, deepened hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected copper-oxide mineralization averaging 0.28% copper over 13.8 metres from a depth of 22.2 metres.

In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the US ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the US Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The US Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to US Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

An amendment to expand Entrée's existing Plan of Operations and minor modification of its Nevada Reclamation Permit were accepted by the Nevada Division of Environmental Protection and the BLM in early 2014. An additional bond, in the amount of $31,276, was posted by Entrée in June 2014. Entrée received approval for two minor modifications to the amendment to expand its existing Plan of Operations in September 2014 and March 2015. Additional reclamation bonds totaling $38,531 were posted and accepted by the BLM.

On July 16, 2014, the Company announced the commencement of an approximately $5 million prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015. The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

RC pre-collars were generally restricted to barren, overlying volcanics. Drilling changed to HQ diameter core which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core. Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

Samples were submitted to Acme Analytical Laboratories ("Acme") in Reno and Elko for sample preparation and forwarded by Acme to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data. Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015. 25 of the 40 holes ended in mineralization (copper values greater than the 0.15% copper cut-off). Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong

(In United States dollars unless stated otherwise)

mineralization was not expected. Only one hole, EG-AM-14-049, drilled along the northern-most border of the Phase 5 pit, failed to return any significant results.

The Company commenced additional detailed metallurgy studies on Ann Mason in April 2015 and expects to complete the studies in Q4 2015.

On September 9, 2015, the Company announced the results of the 2015 PEA. The 2015 PEA was filed on October 23, 2015.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies. The Shamrock target comprises several small-scale historical mines and skarn-related copper showings in the southeast portion of the project.

Entrée commenced a four-hole, widely-spaced exploration drill program in late January 2015 to test several geophysical and geological targets to the west of Ann Mason and to the south of Blue Hill. The program terminated mid-April 2015 and comprised 2,434 metres of combined core and RC drilling. An additional RC pre-collar was completed but not deepened with core. Sample results from the short program included 24 metres of 0.22% copper and 0.053 g/t gold (sulphide) at 546 metres in hole EG-AM-15-080 and 9.5 metres of 0.31% copper (mainly chalcocite), 0.334 g/t silver and 0.029 g/t gold at a depth of 24.38 metres in hole EG-AM-15-081. The area remains open for further systematic testing.

For the three months ended September 30, 2015, Ann Mason Project expenditures were $762,383 compared to $1,817,124 during the three months ended September 30, 2014. For the nine months ended September 30, 2015, Ann Mason Project expenditures were $3,064,641 compared to $2,889,814 during the nine months ended September 30, 2014. The higher expenses in the nine months ended September 30, 2015 resulted from an increase in personnel expenses, analytical fees and claim maintenance fees, partially offset by lower drilling expenses.

Lordsburg, New Mexico

On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") to purchase a 100% interest in two porphyry copper targets in New Mexico - the Lordsburg property and the Oak Grove property. In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. The Lordsburg property is subject to a 2% NSR royalty, which may be bought down to 1% at any time up to and including January 1, 2017 for $2.2 million if the buydown option is exercised on or before January 1, 2016, or $2.4 million if the buydown is exercised between January 2, 2016 and January 1, 2017. The buydown price is payable in cash or a combination of cash and common shares at Entrée's election.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone. No exploration work was completed in 2013 or 2014.

(In United States dollars unless stated otherwise)

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.

MONGOLIA

Lookout Hill – Joint Venture Property

In mid-December 2012 a drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence. No exploration has been completed by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2015.

Since formation, and as of September 30, 2015, the Entrée-OTLLC Joint Venture had expended $27.5 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée's behalf the required cash participation amount of $6.7 million, equal to 20% of the $27.5 million incurred to date, plus interest at prime plus 2%.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

No work has been completed on Shivee West since 2012 and in the nine months ended September 30, 2015. No work has been completed on Shivee West since 2012 and no work is currently planned for 2015.

For the three months ended September 30, 2015, Shivee West expenses were $268,614 compared to $364,356 during the three months ended September 30, 2014. For the nine months ended September 30, 2015, Shivee West expenses were $1,074,397 compared to $1,313,250 during the nine months ended September 30, 2014. The lower expenses in 2015 compared to 2014 resulted from lower legal fees and sales taxes, penalties and interest expenses, partially offset by higher consulting fees.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 55.61% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 44.39% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 716 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term. An application to renew the tenement for an additional 2-year term was filed on June 11, 2015 and was approved effective August 4, 2015.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture's iron ore rights from BMG, Entrée received the first of two cash payments of

(In United States dollars unless stated otherwise)

A$475,778 plus GST. The third party is currently in breach of this agreement as a consequence of failing to make the second required payment.

On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture licence. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in late March 2014.

PERU

Lukkacha Property

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration is dependent on receipt of the Supreme Decree. As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013. During 2014, the Company held several meetings with the local village to discuss completion of a community economic and land use agreement. The agreement was completed and registered in March 2015.

For the three months ended September 30, 2015, Lukkacha expenses were $4,000 compared to income of $2,692 during the three months ended September 30, 2014. For the nine months ended September 30, 2015, Lukkacha expenses were $43,265 compared to $78,925 during the nine months ended September 30, 2014.

Cañariaco Project Royalty

In September 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambaveque, Northern Peru.

GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2015, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $768,043 compared to $844,646 during the three months ended September 30, 2014. For the nine months ended September 30, 2015, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $2,508,368 compared to $2,968,843

(In United States dollars unless stated otherwise)

during the nine months ended September 30, 2014. The decrease in 2015 was due primarily to decreases in personnel expenses, consulting fees and legal fees compared to 2014.

STOCK-BASED COMPENSATION

For the three months and nine months ended September 30, 2015, stock-based compensation expense was $9,402 compared to $Nil during the three months and nine months ended September 30, 2014. During the nine months ended September 30, 2015, 100,000 options were granted with a fair value of $14,922. No options were granted during the nine months ended September 30, 2014.

INTEREST INCOME AND EXPENSE

For the three months ended September 30, 2015, interest expense was $81,263 compared to $66,735 during the three months ended September 30, 2014. For the nine months ended September 30, 2015, interest expense was $210,558 compared to $197,120 during the nine months ended September 30, 2014. Interest expense is due to accrued interest on the OTLLC loan payable. For the three months ended September 30, 2015, interest income was $15,339 compared to $79,174 for the three months ended September 30, 2014. For the nine months ended September 30, 2015, interest income was $87,420 compared to $259,464 for the nine months ended September 30, 2014. The Company earns interest income on its invested cash.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the unaudited Financial Statements, Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at September 30, 2015, the Company's investment in the Entrée-OTLLC Joint Venture was $126,448 (December 31, 2014 - $93,914). The Company's share of the loss of the Entrée-OTLLC Joint Venture was $78,386 for the nine months ended September 30, 2015 (September 30, 2014 - $78,933) plus accrued interest expense of $210,558 for the nine months ended September 30, 2015 (September 30, 2014 - $197,120).

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at September 30, 2015, Entrée had working capital of approximately $25 million. Entrée's average monthly operating expenses for the nine months ended September 30, 2015, were approximately $495,000, including exploration, general and administrative expenses and investor relations expenses. In efforts to conserve cash reserves, Entrée has made, and continues to make, adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States as well as reducing certain other overhead expenditures.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended September 30, 2015	Three Months Ended June 30, 2015	Three Months Ended March 31, 2015	Three Months Ended December 31, 2014
Exploration	$ 1,066,201	$ 1,329,058	$ 1,897,609	$ 4,465,219
General and administrative	777,445	801,585	938,740	1,183,067
Consultancy and advisory fees	-	-	125,000	133,687
Depreciation	10,183	11,037	11,726	14,405
Foreign exchange loss (gain)	(1,134,618)	368,843	(1,748,949)	(662,619)
Loss from operations	(719,211)	(2,510,523)	(1,224,126)	(5,133,759)
Interest income	15,339	25,054	47,027	35,559
Interest expense	(81,263)	(65,006)	(64,289)	(67,749)
Loss from equity investee	(25,416)	(26,824)	(26,146)	(28,974)
Current income tax expense	(92)	(43)	-	(10,124)
Deferred income tax recovery (expense)	661,992	(471,679)	706,856	2,141,233
Net loss	$ (148,651)	$ (3,049,021)	$ (560,678)	$ (3,063,814)
Loss per share, basic and diluted	$ (0.00)	$ (0.02)	$ (0.00)	$ (0.02)

	Three Months Ended September 30, 2014	Three Months Ended June 30, 2014	Three Months Ended March 31, 2014	Three Months Ended December 31, 2013
Exploration	$ 2,268,197	$ 757,325	$ 1,564,146	$ 1,426,239
General and administrative	844,646	980,107	1,144,090	1,626,040
Consultancy and advisory fees	177,194	234,070	285,672	309,462
Depreciation	16,277	17,160	17,675	22,570
Impairment of mineral property interests	552,095	-	-	-
Gain on sale of mineral property interest	-	(28,096)	-	(451,892)
Foreign exchange loss (gain)	(1,126,822)	882,044	(1,071,457)	(765,656)
Loss from operations	(2,731,587)	(2,842,610)	(1,940,126)	(2,166,763)
Interest income	79,174	97,064	83,226	126,664
Interest expense	(66,735)	(65,524)	(64,861)	(66,331)
Loss from equity investee	(29,369)	(28,772)	(20,792)	(29,756)
Current income tax recovery (expense)	-	246,609	(113,230)	(319,112)
Deferred income tax recovery (expense)	1,348,919	(332,558)	775,798	1,331,336
Net loss	$ (1,399,598)	$ (2,925,791)	$ (1,279,985)	$ (1,123,962)
Loss per share, basic and diluted	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)

(In United States dollars unless stated otherwise)

Exploration costs were lower in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, primarily due to a decrease in drilling activity on the Ann Mason Project, lower exploration related sales tax and legal fees, partially offset by higher consulting and personnel expenses during the nine months ended September 30, 2015. General and administrative costs, excluding stock-based compensation charges, were approximately 16% lower in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. This decrease is primarily attributable to decreased personnel expenses, consulting fees and legal fees. During the three months ended September 30, 2014, the Company recorded an impairment of mineral property interests of $552,095 on the Blue Rose joint venture property. During the three months ended June 30, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes. During the three months ended December 31, 2013, Entrée received a cash payment of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. During the nine months ended September 30, 2015, Entrée recorded deferred income tax recovery of $897,169 compared to $1,792,159 during the nine months ended September 30, 2014.

LIQUIDITY

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at September 30, 2015 was $24,963,932. Cash was $25,485,324 at September 30, 2015. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm. In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs on the Joint Venture Property, with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at September 30, 2015, the total amount that OTLLC has contributed to costs on the Company's behalf, including interest, was $6.7 million.

Operating activities

Cash used in operations was $7,186,623 for the nine months ended September 30, 2015 compared to $7,575,208 for the nine months ended September 30, 2014. This decrease is primarily due to a decrease in expenditures on mineral property exploration during the nine months ended September 30, 2015.

Financing activities

Cash provided by financing activities during the nine months ended September 30, 2015 and 2014 and common shares issued for cash were as follows:

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014	
	Shares	Amount	Shares	Amount
Exercise of stock options	40,000	$ 6,716	-	$ -
	40,000	$ 6,716	-	$ -

(In United States dollars unless stated otherwise)

Investing activities

During the nine months ended September 30, 2015, Entrée made payments of $500,000 related to mineral property acquisitions (September 30, 2014 – $100,000) for the Cañariaco project royalty. During the nine months ended September 30, 2015, Entrée made payments of $3,628 related to reclamation deposits (September 30, 2014 – $66,179) and received cash proceeds of $Nil on the release of reclamation deposits (September 30, 2014 – $83,428). During the nine months ended September 30, 2015, Entrée expended $11,113 on equipment, primarily for exploration activities (September 30, 2014 – $13,074). During the nine months ended September 30, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes.

Contingencies and Contractual Commitments

The following table lists, as at September 30, 2015, the Company's contractual obligations. Entrée is committed to make lease payments totalling $384,792 over its two year office lease in Vancouver, Canada and two office, three warehouse and four accommodation leases in the United States.

	Less than 1 Year	1-2 Years	Total
Office leases	$ 69,278	$ 315,514	$ 384,792
Total	$ 69,278	$ 315,514	$ 384,792

Outstanding share data

As at September 30, 2015, there were 147,024,385 common shares outstanding. As at November 9, 2015, there were 147,093,418 common shares outstanding. In addition, as at September 30, 2015, there were 13,459,000 stock options outstanding and as at November 9, 2015, there were 13,259,000 stock options outstanding, with exercise prices ranging from C$0.21 to C$3.47 per share. There were no warrants outstanding at September 30, 2015 or at November 9, 2015.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at September 30, 2015.

At September 30, 2015, Entrée had working capital of $24,963,932 compared to $32,603,711 as at December 31, 2014.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2015.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, "Risks and Uncertainties", to clarify that information on risks and

(In United States dollars unless stated otherwise)

uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted for the period beginning on April 1, 2014.

In August 2014, the FASB issued "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). Historically, there has been no guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Early adoption of this standard is permitted, and the Company expects to adopt the standard for the fiscal year ending December 31, 2015. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but does not expect the adoption to have significant changes to existing disclosure.

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2014.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; the completion of a pre-feasibility study on the Ann Mason deposit; the potential development of the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential funding and development of various phases of the Oyu Tolgoi underground mine; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential impact of amendments and proposed amendments to the laws of Mongolia; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential types of mining operations; government regulation of exploration and mining operations; the potential application of the Government of Mongolia's Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting timelines; anticipated business activities;

corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the adherence to and implementation of the Mine Plan by the parties to the Mine Plan; the ability and timing of Turquoise Hill and Rio Tinto to complete Oyu Tolgoi project financing and/or secure other financing on acceptable terms; timing and cost of the construction and expansion of Oyu Tolgoi underground mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia; the approval of the underground feasibility study by OTLLC's shareholders; delays, and the costs which result from delays, in the development of the Oyu Tolgoi underground mine; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No. 57 dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée's interest in the Joint Venture Property, or the royalty rates applicable to Entrée's share of the Joint Venture Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée-OTLLC Joint Venture or Entrée's interest in the Joint Venture Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair OTLLC's ability to

(In United States dollars unless stated otherwise)

develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including SEFIL. The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law. In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée's interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée's interests, it could have an adverse effect on Entrée's operations in

Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

On February 27, 2013, MRAM delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement. The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation as well as the Company's share price.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture. Rio Tinto, which beneficially owns 20.7% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible

(In United States dollars unless stated otherwise)

strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company's share price.

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation as well as the Company's share price.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Joint Venture Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon Turquoise Hill's ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect Turquoise Hill's ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to Turquoise Hill and Rio Tinto or that Turquoise Hill or Rio Tinto will continue to pursue project financing for the Oyu Tolgoi project. In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

On August 12, 2013, development of the Oyu Tolgoi underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, was suspended until outstanding OTLLC shareholder issues could be

resolved. The parties were unable to reach agreement on outstanding shareholder issues and close project financing prior to the September 30, 2014 expiry of the commitment letters that Rio Tinto signed with 15 global banks. On October 2, 2014, Turquoise Hill stated that underground development remains subject to: (1) successful resolution of remaining OTLLC shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the underground feasibility study by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi mine's operations and development. On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan, addressing key outstanding OTLLC shareholder issues and setting out an agreed basis for the funding of the Oyu Tolgoi project. While the Mine Plan resolves a number of issues between the parties and provides a pathway forward to restart underground development, there can be no assurances as to when underground development will restart, if at all; with respect to the availability of project financing on reasonable terms or at all; with respect to the availability of (and the terms and timing of obtaining) necessary governmental approvals, consents and permits; or that Oyu Tolgoi project financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all.

Turquoise Hill's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. In particular, development of the Oyu Tolgoi project underground mine, including the Hugo North Extension deposit and the Heruga deposit, continues to be halted until project financing and all necessary permits have been secured, and the underground feasibility study has been approved by OTLLC's shareholders. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Funding Agreement

In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée's control, including a partial or full expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition, assets and prospects, and on the Company's share price.

Under the Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Recent global financial and market conditions have been subject to increased volatility, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's common shares could be adversely affected.

Rio Tinto's beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Joint Venture Property. OTLLC also has a right of first refusal

(In United States dollars unless stated otherwise)

with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture. The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's common shares in the future.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of Oyu Tolgoi, is approximately $944,000. In Nevada, maintenance fees must be paid to the BLM. For the 2015 assessment year, the aggregate fee for the Ann Mason Project was approximately $320,000.

In both Nevada and Mongolia, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company's internal control over financial reporting occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Non-US GAAP Performance Measurement

"Cash Costs" and all-in sustaining cost (AISC) are non-US. GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.